CALEDONIA MINING CORPORATION

NOTICE OF SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Special Meeting of Shareholders of Caledonia Mining Corporation (the “Company”) will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Company’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on January 24, 2013 commencing at 9:30 a.m., for the following purposes:

1.	to consider and, if deemed advisable, approve, with or without variation, a special resolution to reduce the stated capital in respect of the common shares of the Company; and

2.
to consider and, if deemed advisable, approve, with or without variation, a special resolution to consolidate the Company’s common shares on the basis of one (1) post-consolidation common share for every ten (10) currently outstanding common shares.

The accompanying Management Information Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders will be entitled to vote at the meeting in person or by proxy. Shareholders not attending the meeting may exercise their right to vote by signing, dating and returning the proxy provided. Registered shareholders may also submit their votes electronically by following the accompanying instructions.

If you are a non-registered shareholder and have received this letter and the accompanying Management Information Circular from your broker or another intermediary, please complete and return the Form of Proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it.  Failure to do so may result in your common shares not being eligible to be voted at the Meeting.

DATED: December 20, 2012

BY ORDER OF THE BOARD OF DIRECTORS